Schedule B
to the Amended and Restated
Distribution and Service Plan (Rule 12b-1 Plan)

(as amended on December 3, 2015 to add the Huber Capital Mid Cap Value Fund)

Series or Fund of Advisors Series Trust
Huber Capital Equity Income Fund
Huber Capital Small Cap Value Fund
Huber Capital Diversified Large Cap Value Fund
Huber Capital Mid Cap Value Fund

ADVISORS SERIES TRUST
on behalf of the Funds listed on Schedule B

By:           /s/ Douglas G. Hess
Name:      Douglas G. Hess
Title:        President